

OFFERING MEMORANDUM

facilitated by



IGC-Community SPV, LLC

FORM C

OFFERING

MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	IGC-Community SPV, LLC
State of Organization	DE
Date of Formation	05/17/2023
Entity Type	Corporation
Street Address	16192 Coastal Hwy, Lewes DE, 19958
Website Address	www.eatigc.com

(B) Directors and Officers of the Company

Key Person		Ashleigh Ferran
Position with the Company		
	Title	CEO
	First Year	2019
Other business experience (last three years)		**CEO** (*Keko, Inc, January 1, 2019 - present*) — Responsible for overseeing all core business activities including business development, operations and fundraising

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Ashleigh Ferran	89%

(D) The Company's Business and Business Plan

INVESTOR HOT TAKE

In Good Company offers a first-to-market approach that allows local restaurants to create a new type of food product and bring it from idea to dinner tables in under 45 days. The business has been operating for 2.5 years, is post-revenue, has a strong customer base, and clear product- market fit. In Good Company is now at an inflection point, where investments in technology, processes, and team have positioned the company for rapid growth. Interest in traditional meal kit companies is decreasing, but customer demand for food-forward, convenient meal solutions is at an all-time high.

- $500k+ in sales with $0 paid marketing

- Currently operating in San Diego and Los Angeles, with immediate expansion capacity

- Senior leadership team with experience from Nestle, AB InBev, Bird, and Freshly

- $130B+ market opportunity w/ 10%+ CAGR

If you're someone who believes in supporting local restaurants, and also wants to have a stake in a high-potential start-up, this deal is for you!

The Investment Opportunity- Our Future is Big

- Americans eat 4 out of 5 meals at home.
- There is a $130B+ market for premium and convenient meal solutions - such as meal kits, prepared meals, and restaurant take-out.
- Our solution meets the demand for convenience, affordability, and high-quality, as well as authentic food experiences, all currently lacking in the market.
- We are entering a large and growing market at just the right time. Our goal is to create a $200M+ business that can deliver 8-10x returns to investors.

Doing Business Differently

Building A Circular (Zero-Waste) Model □

- We believe that quality and convenience should not come at a cost to the planet. That's why we're leading the way with our circular model for food. Our system is designed to minimize waste and emissions at every step of the process, using a localized reuse and return packaging model.
- Making the transition from a traditional, linear mindset to circular adds new challenges. That's why we have invested significantly in building the systems, processes, and technology needed to make circular operationally and financially viable at scale.
- To date, we have built an end-to-end system that gives us 100% transparency and financial accountability behind our circular model, both internally and with our customers. This gives us a significant competitive advantage over other businesses in the space as we continue to

grow.

Why it matters

Creating Opportunity for Local Chefs & Restaurants

- Local independent restaurants need innovative ways to generate revenue beyond their four walls, and delivery apps are not a sustainable single solution.
- We help them create new products and generate high-margin revenue by leveraging their culinary expertise. For a local restaurant, each dollar earned via In Good Company is equal to selling $18+ from a delivery app.
- Our company has worked with over 50 local independent chefs and restaurants, expanding their reach from 1-5 miles to over 300 miles and connecting them with a significant number of new customers.
- The chefs and restaurants help market and promote their products, which helps us acquire new customers. This organic acquisition channel gives us a serious edge in the market as we look towards future growth and expansion.

OUR IMPACT

It's a True Win-Win-Win

- FOR CUSTOMERS: Our delicious, high-quality food is much more affordable and convenient than going out or ordering in. Plus, our meals are more unique and delicious than prepared grocery store meals or traditional meal kits!
- FOR CHEFS/RESTAURANTS: We help local chefs and restaurants earn supplementary revenue while expanding their reach. Our service brings local food to dinner tables across a region and provides meaningful opportunities for local businesses.
- FOR THE PLANET: We are committed to working locally, zero-waste production, and reusable and returnable packaging to help build more resilient local food systems, reduce food waste, and prevent single-use food packaging from polluting our planet!

THE FUTURE

Our vision is to bring In Good Company to dinner tables nationwide and beyond. We plan to expand using a hub-and-spoke model, ultimately opening 10-15 regional kitchens across the country. This model allows us to prioritize building profitable kitchens that have a near-term path to profitability, so that profits from early kitchens can fund later growth. In order to get there, we plan to use current funds raised to:

- Expand our serviceable market in Southern California to include Orange County and Riverside communities.
- Demonstrate business profitability at the regional level to provide a functioning model for future markets.
- Expand our product line to offer a well-curated selection of dishes and address common customer requests for more variety and options.
- Invest in network marketing to increase brand awareness and grow our community of passionate fans and customers.

In a Nutshell

In Good Company is on a mission to revolutionize how we eat in order to create a more sustainable world. We partner with today's hottest chefs and restaurants to design, distribute, and deliver food products for the at-home market in reusable and returnable packaging. Our ever-changing lineup of high quality, affordable meals gives people a way to enjoy amazing dinners conveniently at home, while still getting to partake in the local food culture of their city.

- ON TREND: We are a next-gen food retail platform that uses trendspotting + data science to identify, develop and accelerate at-home food products from the hottest culinary creators of today
- EXCITING PRODUCTS: Our ever changing line-up of products gives you a way to eat your way around the city, trying the food and flavors of different chefs and restaurants from home CONVENIENT
- AND DELICIOUS: Our goal is to provide a "foodie-approved" meal in less than 15 minutes of active cooking, for that easy but elevated at-home experience
- A WIN FOR RESTAURANTS: Our licensing model offers chefs and restaurants a high-margin brand expansion opportunity. Our partners' brand equity and communities help us reach new customers and grow
- ZERO WASTE: Our products are packaged in premium, reusable and returnable containers making us truly zero waste
- FAST & NIMBLE: We can create products in weeks, not years, and respond to trends faster than traditional Consumer Products or grocery, keeping us ahead of the product curve TAKING BACK
- THE FREEZER: We use advanced blast freezing technology to create frozen food you'd never know was frozen
- DIVERSITY & INCLUSION: In Good Company is female-founded and is committed to working with a diverse and inclusive line-up of chefs & restaurant partners

Best-of-the-best culinary talent

Partnering with top local chefs & restaurants across Southern California (and beyond!). To date, we've worked with over 50 different partners, ranging from hit list pop-up operators through to Michelin-starred chefs.

Thank you

We owe our success at In Good Company to our loyal customers. Thank you for supporting us and making our meals a part of your everyday dining. We love creating for you, and invite those who haven't experienced our community yet to join us at our table. We look forward to growing together, both in Southern California and across the country!

If you live in San Diego or Los Angeles Metro Areas, we hope you will head to our site and give our products a try for yourself! ➡□ www.eatigc.com

Traction & Validation

In 2.5 years and with under $1M in funding, this is what we've accomplished....

- Released 78 different dishes from 50 chefs across Southern California
- Partnered with two Michelin starred chefs, one of Food & Wine's Best Chefs 2021, three 2022 James Beard nominees, two Top Chef alums, and other local icons
- Organically acquired 2500+ customers and generated over $500k in sales - with $0 spent on paid marketing
- Built an end-to-end tech stack from point of purchase through to container recollection Achieved a
- >90% packaging return rate and ensured 95% financial accountability with customers

Our Product

To start, we've specialized in frozen entrees that are limited-edition, affordable, and easy to prepare with 2-4 servings per item. Our focus is on highlighting the food, flavor, and culinary expertise of each chef through a signature 'main entree' item that can be turned into a complete meal at home with simple steps. Eating great with In Good Company is easy as pie! ©

LISTEN IN: Founder & CEO Ashleigh Ferran shares her story and vision on the Winning at Work Podcast, a Top Food & Beverage Industry Podcast.

The Team

Ashleigh Ferran, Founder and CEO

Ashleigh Ferran (Founder/CEO) is a dynamic entrepreneur, innovator, brand visionary, and passionate advocate for community impact, and environmental stewardship. Her vision, leadership, and remarkable achievements position her as a transformative force in the business world. With a rich background in consumer product development, branding, and operations, Ashleigh possesses a keen understanding of the market, an innate ability to identify promising products, and an unwavering drive fueled by purpose.

Prior founder of circular/sharable economy model start-up, Keko Box, and Partner at Workhorse, a boutique design + branding agency that worked with socially conscious, early stage brands. Her resilient nature and willingness to roll up her sleeves and get the job done have been instrumental in her success. Notably, Ashleigh navigated the challenges of the pandemic by making a successful pivot, uncovering new opportunities in the most difficult of times.

Ashleigh's exceptional achievements have earned her recognition as a finalist for prestigious awards, including the Echoing Green Fellowship, the National Geographic Ocean Plastic Innovation Challenge, and the NYU Urban Future Lab. These accolades serve as a testament to her unwavering dedication and groundbreaking work in driving positive change.

Mary Sue Milliken, Chairwoman, Chef's Council (Border Grill)

Mary Sue Milliken is a James Beard and Julia Child award recipient, cookbook author, media personality, and food system activist best known for her modern Mexican concept, Border Grill restaurants, trucks, and catering, which she runs with her business partner Susan Feniger. With locations in Los Angeles and Las Vegas' Mandalay Bay Resort and Casino, Border Grill serves street food-inspired regional Mexican cuisine with a commitment to sustainability and conscientiously-sourced ingredients.

Milliken and Feniger brought their innovative approaches to The Food Network with the "Too Hot Tamales" and "Tamales World Tour" series, along with the Los Angeles' popular food-centric radio show, KCRW's "Good Food." In 2011, Milliken competed on season three of Bravo's "Top Chef Masters" and won $40,000 for her chosen charity, Share Our Strength. She has also co- authored five cookbooks.

Milliken uses her platform to enact societal change, serving on the boards of Share Our Strength and the James Beard Foundation. She joined other progressives to found Women Chefs & Restaurateurs and Chefs Collaborative, and in 2020 she helped co-found Regarding Her, a national non-profit on a mission to advance women-identifying and nonbinary food and beverage entrepreneurs and leaders by way of innovative programs that UpliftHER Business, SupportHER Community, and AdvocateHER Industry.

Alec Giusti, Operations Manager (Bird)

Operations Leader with experience in Business Development, UX/UI Strategy, and Project Management. Successfully led growth and expansion initiatives from early planning to implementation and managed business transitions across various companies and industries. Notable achievements include working with Bird Rides in their early phases to develop their charger program, allowing for rapid city expansion, and in-app UX/UI strategy focused on onboarding and rider retention programs. Currently leading operations for In Good Company, overseeing daily operations and strategic planning.

Olivia Rodbell, Marketing + Partnerships (Wagstaff PR)

Proficient marketer with 5 years of experience helping brands tell their stories, generate awareness, and drive sales. With a focus on the food space, Olivia has worked with a variety of companies to develop, implement and execute marketing initiatives and brand strategy across digital, iin-person activations and partnerships.

Andreas Cary, Software Engineer

Lead Software Engineer and Tech wizard for In Good Company. Andreas had 4 years of expertise and is highly skilled in the areas of micro-service integration, web development, business automation, and headless e-commerce.

Jonny Sabbath , Growth Marketing (AB InBev)

Head of Brand, Growth & Innovation for In Good Company. Responsible for directing and managing the company's marketing strategy, brand and content development, digital activation, social platforms, and cultural influencers. Jonny began his career at William Morris Endeavor where he led digital & social marketing for Polaroid while Lady Gaga was Creative Director

McKinzie Bridges,

Award-winning Executive Chef with an eighteen-year career in culinary creation and management spanning both coasts. We welcomed her recently to the IGC team as Culinary Director, in charge of oversight and operations of the kitchen, responsible for creating the highest standard possible of our exclusive, chef-curated, rotating dish offerings.

Jesse Chen, Director of Ops & Logistics (Freshly / Nestle)

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employee. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	July 21, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section
(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Marketing	$20,000	$70,560
General & Administrative	$15,000	$30,000
Product R&D	$10,000	$10,000
Technology	$2,000	$6,000
Mainvest Compensation	$3,000	$7,440
TOTAL	$50,000	$124,000

The amounts listed are estimates and are not intended to be an exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button Follow the
- Instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of a SAFE Agreement, which we refer to as "the SAFE Agreement." The SAFE Agreement is being offered at their face amount. For example, you will pay $1 per 1 Crowd SAFE.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of the Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE"), the Terms of which are) attached as Appendix A. Copies of the Crowd SAFE are attached to this Form C

Summary of Terms

Minimum Amount of the Securities Offered	50,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	124,000*
Maximum Amount of the Securities Offered	124,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	124,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100.00
Use of Proceeds	See the description of the use of proceeds on page hereof.
Voting Rights	See the description of the voting rights on Crowd Safe Agreement.

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.
The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	5,178,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the SAFE Agreements being offered to investors	n/a

Name of Security	Stock Options
Number of Shares Outstanding	208,979
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the SAFE Agreement being offered to investors	n/a

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Crowd SAFE

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Ashleigh Ferran	89%

How the Exercise of Voting Rights Could Affect You

The directors and/or people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely that your shares will increase in value If they make poor business decisions, it is less likely that your shares will increase in value For example, if they hire too many people and/or try to expand too quickly, the business could be harmed.

How Crowd SAFES are Being Valued

The Company is offering "securities" in the form of equity the Crowd SAFE., Crowd SAFE's are being offered at a value of $1 per CrowdSafe

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Ashleigh Ferran	$95,000	0%		Accrued Wages
Ashleigh Ferran	$5,000	0%		Payment of Corporate Credit Card Balance
Daniel Ramspacher	$100,000	0%		Purchase of food container inventory

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

~Loan provided by founder's husband and majority owner, Ashleigh Ferran 12/29/2020 in the amount $100,000 (purchase of corporate inventory for food containers)

~Loan provided by founder and majority owner, Ashleigh Ferran 6/2/21 in the amount of $5,000 (payment of corporate credit card)

~Accrued wage of by founder and majority owner, Ashleigh Ferran for periods between Nov 2019 and Dec 2022 in the amount of $95,567

(S) The Company's Financial Condition

Historical milestones

In Good Company has been operating since December 2020 and has since achieved the following milestones:

- Achieved revenue of $500,000+ since 2021 launch and on path to achieve $1,000,000 in annual revenue in 2023.

- The Company achieved break-even gross profit margin in March, 2023 Historical

financial performance is not necessarily predictive of future performance. Other outstanding

debt or equity

As of April 30, 2023, In Good Company has debt of approximately $206,000 outstanding and has a cash balance of approximately $120,000. This debt is sourced primarily from ongoing business operations (inventory purchase and accrued wages and will be senior to any investment raised on Mainvest. In addition to this debt amount, the company has raised $1,385,000 in SAFE convertible notes from investors. The In Good Company's outstanding debt and the debt raised on Mainvest, In Good Company may require additional funds from alternate sources at a later date.

Forecasted milestones

In Good Company forecasts the following milestones:

- Complete lease and build out of proprietary cooking model of centralized kitchen by Q3 2024.

- Complete a Chef's Council comprised of well-known, world-class chefs in 2024

- Expand food distribution areas to Orange County by Q4 2023, Ventura and Santa Barbara Counties by Q3 2024, Riverside County by Q4 2024, and Inland Empire by Q2 2025.

- Achieve $6,300,000 revenue by 2024 and $20,000,000 by 2025.

- Achieve monthly breakeven profit by Q4 2024 and full year profit of $2,000,000 in year 2025.

Financial liquidity

In Good Company has a low liquidity position due to its low current cash reserves and current negative monthly income. In Good Company expects its liquidity position to improve upon raising capital on Mainvest and deploying the capital in strategically, systematic way to grow the business in scale while seeking monthly cash flow positive operations in 2024.

Other challenges

In Good Company has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Office Break-in and Theft - November 2022
  The company's leased offices in downtown Los Angeles was broken into and as a result, the majority of its computer and technical equipment was stolen and had to be replaced.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements. Pro

Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,000,000	$6,300,000	$19,400,000	$42,700,000	$48,400,000
Cost of Good Sold	$787,000	$3,300,000	$9,600,000	$27,650,000	$23,500,000
Gross Profit	$213,000	$3,000,000	$9,800,000	$15,500,000	$24,900,000
EXPENSES					
Kitchen OpEx	$544,000	$2,100,000	$5,600,000	$7,000,000	$8,500,000
Corporate OpEx	$903,000	$2,000,000	$2,700,000	$3,700,000	$5,000,000
Operating Profit	$-1,234,000	$-1,100,000	$1,500,000	$4,350,000	$11,400,000

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the SAFE Agreement" and are not enforceable under "the SAFE Agreement".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V